November 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Attn: Mr. John Dana Brown

brownj@sec.gov

Re:	Opening Night Enterprises LLC

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A;

Filed November 12, 2020

File No. 024-10712

DELIVERED VIA E-MAIL

Dear Mr. Brown:

Thank you for your letter, dated August 31, 2020 with regard to post-qualification Amendment No. 3 to the above-referenced offering statement. We are now filing the fourth amended post-qualification offering statement in compliance with your letter’s instructions and direction and we are also providing this letter in response to certain comments, questions and points raised in your August 31, 2020 letter, as follows:

Part F/S – Page 58 – (1):

Comment 1 from your office’s letter dated August 31, 2020 stipulated in part to, “[r]evise to include updated financial statements in accordance with paragraphs (b)(3)-(4) of Part F/S of Form 1-A and update related disclosures in the filing. Please note that such provisions are calculated based on the date that the post-qualification amendment is filed, and the date that the filing is qualified. As of the date of this letter, the form requires that you provide audited financial statements for the two most recently completed fiscal years.”

In response to the above Comment 1, please note that attached to the currently revised Form 1-A post-qualification Amendment No. 4 are two audited financial statements covering the fiscal years ending December 31, 2018 and December 31, 2019 issued by Company’s new independent auditors. Please also note that because the current newly revised Form 1-A post-qualification Amendment No. 4 is being filed more than nine months after the end of the immediately preceding fiscal year end (i.e., after September 1st following fiscal year ended December 31st 2019), Company has also included an additional financial report section to Part F/S of its newly revised Form 1-A post-qualification Amendment No. 4 consisting of an interim balance sheet cover the first six months of 2020 in accordance with the requirements of Form 1-A, Part F/S at (b)(3)(B), which states in relevant part that, “[i]f the filing is made…more than nine months after the most recently completed fiscal year end, include a balance sheet as of the two most recently completed fiscal years ends and an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end.” As per Form 1-A, Part F/S at (c)(1), the 2020 interim balance sheet is not audited.

Further in response to Comment 1 of your office’s August 31, 2020 Comment Letter, please note that Company has also included updated discussion and analysis of the aforementioned financial statements, which such updated discussion and analysis can be found in the newly revised Form 1-A post-qualification Amendment No. 4 at various sections throughout MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, including at “Plan of Operations” and “General Industry Trends” as well as in DESCRIPTION OF BUSINESS at “Television Series and Theatrical Industry” and in RISK FACTORS at “Contingencies Relating to Unknown Specific Financing Requirements” and “Unknown Contingencies Resulting from COVID-19 Related Pandemic Fallout”

Additionally, in response to the final sentence of Comment 1 from your office’s August 31, 2020 Comment Letter, which stipulated, to “please ensure that you provide the consent of the auditors required by Item 17(11) of Part III of Form 1-A,” please refer to Exhibit 1A-11 to the newly revised Form 1-A post-qualification Amendment No. 4, consisting of the letter of consent from Company’s new auditors, TAAD LLP to use their audited financial statements for the fiscal years ending December 31, 2018 and December 31, 2019.

Exhibits – (2):

Comment 2 of your letter notes that the revised issuer operating agreement filed in connection with our Post-Qualification Amendment No. 3 filing was unsigned. In response to that comment, please accept the attached a signed version of the revised operating agreement.

General – Page 2 – (3) – (5):

In response to Comment 3 of your office’s August 31, 2020 Letter Company replies that it has now filed and/or remedied, as applicable, all previously outstanding and/or deficient periodic filings and is, accordingly, now eligible to conduct the offering under Regulation A as Company is now in compliance with Rule 251(b)(7). Without limitation to the foregoing, on October 23, 2020, Company filed with EDGAR an Amended Form 1-K covering the fiscal year ended December 31, 2019, which such amended the previous iteration to now include audited financial statements as required by Item 7 of Part II of Form 1-K. Additionally, on November 3, 2020, Company filed with EDGAR two Form 1-SAs, covering fiscal year periods ended June 30, 2019 and June 30, 2020, respectively, pursuant to Rule 257(b)(3). Finally, on November 6, 2020, Company filed with EDGAR its outstanding Special Form 1-K containing financial statements for the fiscal year ended December 31, 2018 pursuant to Rule 257(b)(2)(i)(A). Accordingly, there are no outstanding periodic filings owed by the Company and Company is qualified to resume its offering under Regulation A.

In response to Comment 4 of your office’s August 31, 2020 Letter requesting general additional updating to the disclosures in the Form 1-A Offering Letter, specifically with respect to discussions of plans of operations such as that referenced on “page 35 (regarding) securing at least three stage musicals ‘prior to May 1, 2020’,” please see revisions to Form 1-A throughout including the referenced section, with more substantive updates found at the following sections: RISK FACTORS at “Contingencies Relating to Unknown Specific Financing Requirements”, which was formerly entitled “No Contracts Have Been Entered Into” and at “Unknown Contingencies Resulting from COVID-19 Related Pandemic Fallout”; see also, MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDSITION AND RESULTS OF OPERATIONS, generally, including at subsections entitled “Plan of Operations”, and “General Industry Trends”; see also, DESCRIPTION OF BUSINESS at “Television Series and Theatrical Industry”. Other minor updating changes may also be found elsewhere throughout the newly revised Form 1-A.

In response to Comment 5 of your office’s August 31, 2020 Letter, which requested additional disclosures to address the effects of COVID-19, as applicable. We have included many of the disclosures that we had previously included in the simultaneously filed Form 1-K, along with updates that reflect recent developments and updates from the theatrical and television production sides of the industry. Many of these changes can be found in revised sections of Form 1-A including: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDSITION AND RESULTS OF OPERATIONS at the subsections entitled “Plan of Operations”, and “General Industry Trends”; see also, DESCRIPTION OF BUSINESS at “Television Series and Theatrical Industry”. Additionally, your office’s Comment 5 noted specifically that “if material, please include related risk factor disclosure, address any impact on your plan of operation for the 12 months following the commencement of the proposed offering and update trend information.” In response thereto, please note the updates to the RISK FACTORS section at “Contingencies Relating to Unknown Specific Financing Requirements”, which was formerly entitled “No Contracts Have Been Entered Into” and at “Unknown Contingencies Resulting from COVID-19 Related Pandemic Fallout”. Additionally, please again note specific updates to the “Plan of Operations” and “General Industry Trends” subsections of MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDSITION AND RESULTS OF OPERATIONS section in compliance with your Letter’s Comment 5.

In conclusion, our firm believes that all previously outstanding and/or deficient periodic filings owed by the Company have since been amended and filed as necessary to carry on the Company’s offering under Regulation A Opening Night Enterprises, LLC Offering Circular has likewise been amended as required by your office as necessary to have this offering re-qualified under Regulation A and we ask that the Securities and Exchange Commission please re-qualify the company’s offering accordingly.

Very truly yours,

By: /s/Ryan J. Lewis               .

Ryan J. Lewis, Esq.

207 W. 25th Street, 6th Floor

New York, NY 10001

t. (212) 966-6700

f. (212) 966-6051

ryan@rlalaw.net